February 13, 2020 Via EDGAR and Email Edward P. Bartz

Mayer Brown LLP

1221 Avenue of the Americas
New York, NY 10020-1001
United States of America

T: +1 212 506 2500
F: +1 212 262 1910

mayerbrown.com

Bradley Berman

Counsel

T: +1 212 506 2321

BBerman@mayerbrown.com

Senior Counsel
United States Securities and Exchange Commission Division of Investment Management 100 F Street, NE Washington, DC 20549

Re:	m+ funds Trust, Series 6-4 Amendment No. 2 to Registration Statement on Form S-6 Filed February 13, 2020 File Nos.: 333-235760 and 811-23503

Dear Mr. Bartz:

On behalf of our client, m+ funds Trust (the “m+ Trust”), we submitted to the Securities and Exchange Commission on February 13, 2020 Pre-effective Amendment No. 2 to the above-referenced registration statement (the “Registration Statement”) for the Defined Preservation Fund, m+ funds Trust, Series 6-4, a series of the m+ funds Trust. We understand from recent telephone conversations that the Staff has no further comments on the registration statement.

************

Please feel free to call me at (212) 506-2321 with any questions.

Sincerely,

/s/ Bradley Berman

Bradley Berman

cc:	Oscar Loynaz

Steve Houston

Rep Poppell

Anna T. Pinedo

Hanwen Zhang

Mayer Brown is a global services provider comprising an association of legal practices that are separate entities including
Mayer Brown LLP (Illinois, USA), Mayer Brown International LLP (England), Mayer Brown (a Hong Kong partnership)
and Tauil & Chequer Advogados (a Brazilian partnership).